Exhibit 99.1

TITAN MEDICAL INC. EMPLOYEE SHARE PURCHASE PLAN June 8, 2022

2 EMPLOYEE SHARE PURCHASE PLAN Article 1 Purpose 1. This document constitutes the Employee Share Purchase Plan of Titan Medical Inc. 2. The purpose of this Plan is to provide an opportunity for Participants to invest in Equity Shares through savings in the form of Contributions . 3. The Plan is comprised of two components : a component that is intended to qualify as an “employee stock purchase plan” for the purposes of Section 423 (the “ Code Section 423 Component ”) of the U . S . Internal Revenue Code of 1986 (the “ Code ”), and a component that is not intended to qualify as an “employee stock purchase plan” under Section 423 of the Code (the “ Non - Code Section 423 Component ”) . The terms of the Non - Code Section 423 Component are contained here in the body of the Plan document and references therein to “Plan” generally refer to the Non - Code Section 423 Component . Appendix “A” sets forth the terms of the Code Section 423 Component of the Plan . Article 2 Definitions 1. In the Non - Code Section 423 Component of the Plan, unless the context otherwise requires: (a) “ Administrative Agent ” means such corporation or other person with whom, from time to time, the Corporation enters into an Administration Agreement in respect of matters contemplated under this Plan ; (b) “ Administration Agreement ” means the agreement between the Corporation and the Administrative Agent in respect of the Plan, as amended or replaced from time to time ; (c) “ Affiliate ” has the meaning ascribed thereto in the Business Corporations Act (Ontario); (d) “ Blackout Period ” means a blackout period contemplated in the Corporation’s Insider Trading Policy , which, for the sake of clarity, will include both quarterly blackout periods and other blackout periods as determined by the Corporation from time to time ; (e) “ Board ” means the Board of Directors of the Corporation; (f) “ Calendar Year ” means a period of twelve consecutive months ending on December 31 st of each year; (g) “ Code ” has the meaning given to it above; (h) “ Code Section 423 Component ” has the meaning given to it above; (i) “ Contributions ” means the contributions made by a Participant under this Plan;

3 (j) “ Contribution Period ” means the period beginning on any Purchase Date and ending on the day preceding the next Purchase Date ; subject to the discretion of the Administrative Agent, each Contribution Period shall be approximately six months in length ; (k) “ Corporation ” means Titan Medical Inc.; (l) “ Deemed Purchase Price ” means an amount equal to the lesser of : (i) 85 % of the Share Price of the Equity Shares on the Purchase Date at the start of the applicable Contribution Period ; and (ii) 85 % of the Share Price of the Equity Shares on the day preceding the Purchase Date at the end of the applicable Contribution Period ; (m) “ Earnings ” means the basic salary or compensation received by a Participant, including overtime pay, before payroll deductions for taxes or other applicable withholdings, but does not include any cash bonus, profit sharing, incentive pay, shift premiums, commissions, allowances or other special compensation payments ; (n) “ Equity Shares ” means common shares in the capital of the Corporation which are dually traded on the TSX and the NASDAQ ; (o) “ Exchange Act ” means shall mean the Securities Exchange Act of 1934 , as amended from time to time ; (p) “ Group RRSP ” means the Group RRSP, if established by the Corporation, as sponsor, and the RRSP Trustee, as trustee, pursuant to which RRSP Accounts are maintained, on the instructions of individual Participants in accordance with Section 4 . 4 ; (q) “ Group TFSA ” means the Group TFSA, if established by the Corporation, as sponsor, and the TFSA Trustee, as trustee, pursuant to which TFSA Accounts are maintained, on the instructions of individual Participants in accordance with Section 4 . 4 ; (r) “ NASDAQ ” means the Nasdaq Capital Market; (s) “ Non - Code Section 423 Component ” has the meaning given to it above; (t) “ Participant ” means (1) a director of the Corporation, or (2) a full - time or part - time employee of the Corporation or any Affiliate approved by the Corporation who has made or is entitled to make contributions to the Plan in accordance with the provisions of the Plan, but does not include the following : (i) casual employees, seasonal employees, term employees or temporary employees, in each case provided that such employee’s customary employment is either 20 hours or less per week or not for more than 5 months in any calendar year ; (ii) retired employees, employees on layoff or unpaid leave of absence;

4 (iii) employees receiving benefits under short - term or long - term disability income benefits, in each case provided that such employee is no longer receiving regular Earnings from the Corporation or any Affiliate ; or (iv) any individual who, directly or indirectly, owns 5% or more of the issued and outstanding Equity Shares of the Corporation; provided that, in the case of (1) and (2) above, the individual has enrolled in the Plan in accordance with the provisions thereof; (u) “ Personal Account ” means the account maintained for record keeping purposes by the Administrative Agent in the name of a Participant for Contributions in respect of such Participant, and which may be comprised of one or more of an RRSP Account, a TFSA Account, and a standard Personal Account ; (v) “ Plan ” means this “Employee Share Purchase Plan”, as amended, restated or supplemented from time to time ; (w) “ Purchase Date ” means the applicable date that the Administrative Agent purchases Equity Shares in accordance with Section 7 . 3 ; (x) “ Purchase Price ” means (i) if Equity Shares are purchased by the Administrative Agent through the facilities of the TSX or the NASDAQ, the prevailing market price for Equity Shares on the applicable exchange on the Purchase Date, or (ii) if Equity Shares are issued from treasury, the Share Price on the Purchase Date ; (y) “ Qualified Investment ” means any property which is a “qualified investment”, within the meaning of the Tax Act for an RRSP or a TFSA ; (z) “ RRSP ” means a trust governed by a registered retirement savings plan established under the Tax Act ; (aa) “ RRSP Account ” means an account of a Participant in the Group RRSP, if established, which tracks all of the Participant’s Contributions made by or for the benefit of such Participant to his or her account in the Group RRSP, and Equity Shares purchased within such account ; (bb) “ RRSP Trustee ” means such trust company as may from time to time be appointed by the Board to act as trustee for the Group RRSP; (cc) “ Share Price ” means the volume weighted average trading price of the Equity Shares on the TSX (or, if such Equity Shares are not then listed and posted for trading on the TSX, on such stock exchange in Canada on which such Equity Shares are listed and posted for trading) for the five (5) consecutive trading days immediately preceding the relevant Purchase Date, provided that in the event that such Equity Shares did not trade on any of such trading days, the Share Price shall be the average of the bid and ask prices in respect of such Equity Shares at the close of trading on all of such trading days or, if the majority of the trading volume and

5 value of the listed securities occurs on NASDAQ, the volume weighted average trading price of the Equity Shares on the NASDAQ for the five (5) consecutive trading days immediately preceding the relevant Purchase Date, provided that in the event that such Equity Shares did not trade on any of such trading days, the Share Price shall be the average of the bid and ask prices in respect of such Equity Shares at the close of trading on all of such trading days ; provided that in the event that such Equity Shares are not listed and posted for trading on any stock exchange, the Share Price shall be the fair market value of such Equity Shares as determined by the Board in its sole discretion ; (dd) “ Tax Act ” means the Income Tax Act (Canada), including the regulations promulgated thereunder, as amended from time to time, and any reference in the Plan to a provision of the Tax Act includes any successor provision thereto ; (ee) “ TFSA ” means a trust governed by a tax - free savings account established under the Tax Act; (ff) “ TFSA Account ” means an account of a Participant in the Group TFSA, if established, which tracks all of the Participant’s Contributions made by or for the benefit of such Participant to his or her account in the Group TFSA, and Equity Shares purchased within such account ; (gg) “ TFSA Trustee ” means such trust company as may from time to time be appointed by the Board to act as trustee for the Group TFSA; (hh) “ Trustee ” means, as the context requires, the RRSP Trustee or the TFSA Trustee, as applicable; (ii) “ TSX ” means the Toronto Stock Exchange; (jj) “ Undisclosed Material Information ” means any confidential material information, as defined in the Corporation’s Insider Trading Policy as it may be amended or supplemented from time to time, that has not been publicly disseminated by the Corporation ; and (kk) “ U . S . Taxpayer ” means any Participant who is subject to tax under the provisions of the United States Internal Revenue Code of 1986 , as amended, in respect of their participation in this Plan . 2 . 2 In this Plan, all references to the masculine include the feminine ; and reference to the singular shall include the plural and vice versa, as the context shall require . If any provision of the Plan or part hereof is determined to be void or unenforceable in whole or in part, such determination shall not affect the validity or enforcement of any other provision or part hereof . Headings wherever used herein are for reference purposes only and do not limit or extend the meaning of the provisions contained herein . References to “Article” or “Articles” mean an article or articles contained in the Plan unless expressly stated otherwise .

6 Article 3 Eligibility and Equity Share Limitations 1. Employees of an Affiliate may participate as Participants in the Plan only if the Corporation has previously approved the inclusion of such Affiliate’s employees in the Plan, including any applicable cost - sharing arrangements or other arrangements to satisfy transfer pricing principles . 2. The Corporation may exclude a Participant from participation in the Plan at its discretion . For greater certainty, an Eligible Employee under the Code Section 423 Component of the Plan may not be excluded . 3. An individual may become a Participant of the Plan beginning on the first day of the month coincident with, or next following, the date that the individual has completed 90 days of continuous service with the Corporation or an approved Affiliate, or a lesser period of time if so determined by the Corporation or an approved Affiliate . 4. Subject to adjustment as provided in Article 17 of this Plan, beginning on the date hereof, the number of Equity Shares that may be acquired through the Non - Code Section 423 Component of the Plan is 1 , 000 , 000 . Article 4 Enrolment in the Plan and the Canadian Group RRSP and Group TFSA 1. To enroll in the Plan, a Participant must, at least 15 days before the day on which Contributions are to begin, complete and submit notice in the form prescribed by the Corporation confirming that the Participant is not aware of any Undisclosed Material Information at the time of such notice and authorizing the Corporation or an approved Affiliate to deduct from the Participant’s Earnings the amount designated by the Participant in accordance with Section 5 . 1 until such authorization shall be revised, revoked or terminated, and agreeing to the terms and conditions of the Plan . This will constitute written notice of the Participant’s election to participate in and be a member of the Plan . This notice may not be given by a Participant during a Blackout Period . Once notice has been received by the Corporation, the Corporation, in consultation with the Administrative Agent, shall determine the first Contribution Period that the Participant will be eligible to participate in . 2. A Participant who is a Canadian resident for purposes of the Tax Act may elect for all or a portion of his or her Contributions to be made to : (i) if the Corporation has established a Group RRSP, and provided that the Participant is not a U . S . Taxpayer, an RRSP Account within the Group RRSP, or (ii) if the Corporation has established a Group TFSA, and provided that the Participant is not a U . S . Taxpayer, a TFSA Account within the Group TFSA, by filing with the Administrative Agent a completed application for an RRSP Account or a TFSA Account in the applicable form prescribed by the Corporation and indicating the portion of the Participant’s Contributions to be allocated to his or her RRSP Account or TFSA Account, as applicable, with any such funds being treated, for purposes of the Tax Act, as a contribution to the RRSP or TFSA, as applicable . In the event that a Participant wishes to transfer any Equity Shares previously acquired with Contributions pursuant to the Plan into an RRSP Account or a TFSA Account, if any, he or she may do

7 so by giving the applicable notice in the form prescribed by the Corporation and authorizing the Administrative Agent to transfer the specified number of Equity Shares into the Group RRSP or Group TFSA, as applicable, which such transfer being treated, for the purposes of the Tax Act, as a contribution by such Participant to such RRSP or TFSA . 3. Subject to the provisions of Error! Reference source not found . , all funds and Equity Shares held by the Administrative Agent or Trustee, as applicable, pursuant to the Plan are held on behalf of the individual Participants . Subject to the immediately following sentence, a Participant shall be the beneficial owner of all Contributions and Equity Shares purchased on his or her behalf . All Contributions and Equity Shares held by the RRSP Trustee pursuant to the Group RRSP or by the TFSA Trustee pursuant to the Group TFSA, as applicable, are held in trust for the account of the respective individual RRSP Accounts or TFSA Accounts, as applicable, in the Group RRSP or Group TFSA, as applicable . Any Equity Shares purchased with a Participant’s Contributions made for the benefit of a Participant to the Participant’s RRSP Account or the Participant’s TFSA Account, as applicable, are immediately vested in and become the property of such Participant’s RRSP or TFSA, as applicable, and shall be subject to the terms of the Group RRSP or Group TFSA, as applicable, and applicable law including the Tax Act . 4. For greater certainty, notwithstanding any provision of the Plan, the Corporation shall not be under any obligation to establish, or continue if already established, a Group RRSP or a Group TFSA . If such Group RRSP or Group TFSA is not in operation at the time a Participant elects to participate pursuant to Section 4 . 1 , all of such Participant’s Contributions shall be made solely to his or her Personal Account which is not an RRSP or a TFSA . 5. By electing to participate through an RRSP Account or a TFSA Account, if applicable, a Participant acknowledges that such accounts are subject to the provisions of the Tax Act, including, without limitation, contribution limits and rules relating to prohibited investments for an RRSP or a TFSA . Each Participant further acknowledges that participation through an RRSP Account or a TFSA Account by a U . S . Taxpayer may have adverse tax implications in the United States . It is the sole responsibility of each Participant to seek tax advice in their own circumstances, to ensure that he or she does not over - contribute (including, without limitation, by virtue of Contributions), and that any investment therein, including in Equity Shares, does not constitute a “prohibited investment” (within the meaning of the Tax Act) for, or give rise to an “advantage” (within the meaning of the Tax Act) to, the RRSP or TFSA, as applicable . None of the Corporation, approved Affiliate, the Administrative Agent or the Trustee shall be liable for any tax or other liability which may arise as a result of any Participant’s participation in an RRSP or a TFSA, over - contribution to an RRSP or a TFSA or acquisition of a prohibited investment in an RRSP Account or a TFSA Account . 6. No Participant is eligible to hold any part of the Equity Shares acquired through Contributions in a 401 (k) plan .

8 Article 5 Participant Contributions 1. In each Calendar Year, a Participant shall elect to make Contributions to the Plan of at least 1 % of the Participant’s Earnings for the pay period, up to a maximum of 10 % of the Participant’s Earnings for the pay period, by giving notice in the form prescribed by the Corporation . Contributions shall be in increments of 1 % of the Participant’s Earnings for the pay period and shall be subject to an maximum of an aggregate of US $ 25 , 000 in any Calendar Year . The Corporation, or applicable approved Affiliate, shall deduct from each Participant’s pay, the amount of that Participant’s Contributions . This specified rate of contribution filed by a Participant at the time of election of participation in the Plan shall remain in effect until changed pursuant to Section 5 . 2 . The Corporation shall provide the Administrative Agent with a file listing each Participant’s respective contributions . 2. Once making Contributions to the Plan, a Participant may change the amount of his or her Contributions no more than once quarterly by giving notice to the Corporation in the form prescribed by the Corporation . All requested changes in Contributions will be effective as of the first Contribution Period occurring after notice is received provided the notice is received 15 days prior to the next Contribution Period . This notice may not be given if a Participant is aware of any Undisclosed Material Information at the time of such notice and may not be given during a Blackout Period . A Participant who participates in the Plan via an RRSP or a TFSA may voluntarily elect to suspend participation in the Plan by providing instructions directing the Corporation to cease making the Participant’s Contributions for the remainder of a Calendar Year if and when the RRSP contribution maximum or TFSA contribution maximum, as applicable, is reached during a particular Calendar Year as follows : (a) Notice of such instructions must be received by the Corporation from the Participant, in the form prescribed by the Corporation, at least 15 days prior to the next Contribution Period in which the instructions are to be applied . (b) The Participant must confirm that he or she is not aware of any Undisclosed Material Information at the time of giving such instructions and such instructions may not be given during a Blackout Period . If such confirmation cannot be made, the Participant shall be required to direct the Corporation to make all of the Participant’s Contributions for the remainder of the Calendar Year to the Participant’s Personal Account . Instructions given pursuant to this section will apply until the Participant provides notice to the Corporation that he or she wishes to revoke such instructions . Under this suspension arrangement, Participants will be responsible for notifying the Administrative Agent they wish to resume contributions in the following Calendar Year by giving notice in the form prescribed by the Corporation . 3. A Participant may voluntarily suspend his or her Contributions at any time that they wish to temporarily cease participating in the Plan, no more than twice annually, by giving notice in the form prescribed by the Corporation, to the Corporation . This notice will be effective

9 as of the next Contribution Period following the date of notice, provided notice is given 15 days prior to the commencement of the next Contribution Period . The Participant must confirm that he or she is not aware of any Undisclosed Material Information at the time of giving such notice and such notice may not be given during a Blackout Period . 4. A Participant who voluntarily suspends his or her Contributions pursuant to Section 5 . 3 above, may resume his or her Contributions by giving notice in the form prescribed by the Corporation, to the Corporation . Participants will be eligible to resume making Contributions effective as of the first Contribution Period provided that a Participant provides at least 15 days prior notice to the Corporation of their intention to resume making Contributions . The Participant must confirm that he or she is not aware of any Undisclosed Material Information at the time of giving such notice and such notice may not be given during a Blackout Period . 5. During any period of suspension, Contributions shall not be accumulated or carried forward for later payment . A Participant shall continue to be a member of the Plan, the Group RRSP and the Group TFSA, as applicable, for all purposes other than the making of Contributions until that Participant resumes his or her Contributions pursuant to Sections 5 . 2 or 5 . 4 , is terminated from the Plan pursuant to Article 10 or terminates his or her participation in the Plan pursuant to Article 11 . Article 6 Accounts 1. The Corporation may establish for the purposes of the Plan, a Group RRSP and a Group TFSA, on a registered basis pursuant to the Tax Act . At all times that the Equity Shares are Qualified Investments, investments of the Group RRSP and the Group TFSA shall be restricted to Equity Shares . If, at any time, the Equity Shares are not Qualified Investments, the Trustee may make investments with funds in the Group RRSP or Group TFSA, if established, as applicable, in any manner permitted by applicable law . 2. The Administrative Agent shall establish a Personal Account, an RRSP Account and a TFSA Account, if applicable, for each Participant and shall record in each Personal Account, RRSP Account and TFSA Account, if applicable, the amount of all Contributions made by the Participant made on behalf of the Participant, the number of Equity Shares purchased for the Personal Account, RRSP Account and TFSA Account, with Contributions and the amount of any expenses allocated to such Personal Account, RRSP Account and TFSA Account, if applicable . Article 7 Investment of Funds 1. On the last day of each Contribution Period, the Corporation or an approved Affiliate shall deposit with the Administrative Agent the amount of all Contributions for that period, and shall advise the Administrative Agent of the Contributions received from each Participant . 2. Upon receipt of the funds and the information outlined in Section 7 . 1 , the Administrative Agent shall record in each Participant’s Personal Account, RRSP Account and TFSA Account, if applicable, the amount of that Participant’s Contributions .

10 3. Subject to Section 7 . 7 , the Administrative Agent shall use all funds received by it from Contributions, as well as all cash dividends paid on the Equity Shares held on record by the Administrative Agent, or Trustee, as the case may be, as soon as practicable after the remittance thereof, for and on behalf of the Participant, to purchase Equity Shares at the Purchase Price . 4. In the event the Corporation, in consultation with the Administrative Agent, has determined to issue from treasury all or a portion of Equity Shares purchased by the Administrative Agent on a Purchase Date pursuant to Section 7 . 3 : (a) the Administrative Agent shall in writing advise the Corporation and the Corporation’s registrar and transfer agent of such Equity Share issuance and the Share Price for such Equity Shares, showing the number of Equity Shares purchased by each Participant ; (b) each Participant’s purchased Equity Shares shall be issued by the Corporation from treasury to such Participant at the applicable Share Price ; and (c) such purchased Equity Shares shall be issued as fully paid and non - assessable Equity Shares . 5. Subject to Section 7 . 8 , the Administrative Agent shall purchase on each Purchase Date such number of Equity Shares as will satisfy all Contributions received for the preceding Contribution Period from or on behalf of all Participants under the Plan . Each Participant shall thereupon acquire ownership (either directly or through an RRSP Account or a TFSA Account, if applicable) in the Equity Shares purchased by the Administrative Agent in proportion to his or her Contributions during the preceding Contribution Period . 6. Subject to Section 7 . 8 , following the end of a Contribution Period, the Administrative Agent shall allocate the Equity Shares purchased during that Contribution Period on behalf of the Participants, on a full and fractional Equity Share basis, as appropriate, to the Personal Account, RRSP Account and TFSA Account, if applicable, of each Participant in proportion to the Contributions made on behalf of that Participant . 7. Subject to Section 7 . 8 , following the end of a Contribution Period, the Corporation shall remit to the Administrative Agent an amount in respect of each Participant who acquired Equity Shares during the preceding Contribution Period, equal to the difference between the Purchase Price and the Deemed Purchase Price . The Administrative Agent shall record in each Participant’s Personal Account, RRSP Account and TFSA Account, as applicable, the amount received from the Corporation in respect of this Section 7 . 7 . The amounts received by each Participant in connection with this Section 7 . 7 shall be eligible, along with any accumulated Contributions, for the purchase of Equity Shares in subsequent Contribution Periods . 8. If, for any reason, the Administrative Agent is unable to purchase a sufficient number of Equity Shares on a Purchase Date to satisfy all Contributions for the preceding Contribution Period, the Administrative Agent shall purchase Equity Shares as they become available and shall allocate the Equity Shares so purchased to Participants’

Personal Accounts, RRSP Account and TFSA Account, if applicable, in the order of the Contribution Periods in respect of which the Contributions were received by the Administrative Agent. The Administrative Agent shall ensure that all Contributions are converted to full and fractional Equity Shares as soon as practicable.

All warrants, options, rights or any other securities (other than Equity Shares), or any dividends of property (other than cash or additional Equity Shares), received by the Administrative Agent in respect of any Equity Shares held pursuant to the Plan shall be sold by the Administrative Agent on behalf of the Participants and the Group RRSP and Group TFSA, if applicable. The proceeds from the sale of any such securities or property and any cash dividends received by the Administrative Agent for Equity Shares held pursuant to the Plan shall be used to purchase additional Equity Shares at the prevailing market price for Equity Shares on the date of purchase. Such additional Equity Shares shall be allocated to each of the respective Participants' accounts in the manner specified in Section 7.5.

7.9 Brokerage commissions, transfer taxes and other charges or expenses pursuant to the purchase of Equity Shares by the Administrative Agent as provided in Section 7.7, will be the responsibility of the Corporation.

7.10 If the Corporation becomes aware that the Equity Shares do not constitute Qualified Investments, it shall contact the Trustee immediately and advise the Trustee not to acquire Equity Shares for RRSP Accounts or TFSA Accounts, if any.

Article 8 Registration and Voting

8.1 Equity Shares purchased by the Administrative Agent under this Plan shall be registered in the name of the Administrative Agent or Trustee, as the case may be, or such other name as the Administrative Agent or Trustee, as the case may be, determines, and held on behalf of the respective Participants.

8.2 Whole Equity Shares allocated to a Participant's Personal Account will be voted by the Participant. Whole Equity Shares allocated to a Participant's RRSP Account will be voted by the RRSP Trustee in accordance with the directions, if any, of the Participant, or the Participant's estate, if applicable. Whole Equity Shares allocated to a Participant's TFSA Account will be voted by the TFSA Trustee in accordance with the directions, if any, of the Participant, or the Participant's estate, if applicable.

8.3 The Administrative Agent will provide the transfer agent with a current shareholder register at the time of the transfer agent's request.

Article 9 Withdrawals While a Participant

9.1 A Participant may make withdrawals of Equity Shares from his or her Personal Account, RRSP Account and TFSA Account, if applicable, only as set out in this Article 9.

9.2 A Participant may, in accordance with Section 9.3, request that all or a portion of the Equity Shares in that Participant's Personal Account, RRSP Account and TFSA Account, if

11

12 applicable, that were purchased from a Participant’s Contributions be transferred to his or her name, or an external account in his or her name, or be sold or, where the Participant holds Equity Shares in the Group RRSP or the Group TFSA, as applicable, that all or a portion of the Equity Shares in that Participant’s RRSP or TFSA, as applicable, be transferred to, be sold and the proceeds transferred to another RRSP or TFSA, as applicable, in the Participant’s name, or be sold and the proceeds, net of withholding tax, be remitted to the Participant . Any fractional Equity Shares credited to the Participant’s Personal Account, RRSP Account or TFSA Account, as applicable, shall be disregarded on any sale or transfer and the Participant shall be entitled to receive the cash equivalent thereof . All such withdrawals from an RRSP Account or a TFSA Account, if any, shall be reported by the RRSP Trustee or TFSA Trustee, as applicable, as a distribution from an RRSP or a TFSA, as applicable . 3. A Participant shall give the Administrative Agent or Trustee, as the case may be, notice in the form prescribed by the Corporation of any instructions for sale or transfer of Equity Shares pursuant to Section 9 . 2 . The Participant must confirm that he or she is not aware of any Undisclosed Material Information at the time of giving such notice and such notice may not be given during a Blackout Period . 4. Upon receiving such notice from the Participant, the Administrative Agent shall sell the specified number of Equity Shares and or transfer them to the other designated RRSP or TFSA, as applicable, as soon as practicable . The net proceeds of any sale (net of any applicable withholding taxes) will be transferred as soon as practicable to the Participant or such personal bank or brokerage account as the Participant may designate . Article 10 Termination of Participation 1. A Participant’s participation in the Plan shall terminate immediately on the first to occur of the following events, unless otherwise specified below : (a) the Participant becomes totally and permanently disabled, unless he or she makes alternative arrangements with the Corporation or an approved Affiliate for remittance of Contributions ; (b) the Participant retires from employment with the Corporation or an approved Affiliate ; (c) the Participant dies; (d) the Participant’s employment with the Corporation or an approved Affiliate is terminated . A Participant’s employment will be considered to have terminated on the last day of his or her actual and active employment, whether such day is selected by agreement with the individual or unilaterally by the Corporation or an approved Affiliate . For the avoidance of doubt, no period of notice that is or ought to have been given under applicable law in respect of such termination of employment shall be considered for such purpose ;

13 (e) the Participant has been placed on layoff and all recall rights or opportunities have been exhausted ; or (f) the Plan is terminated. 2. A Participant whose participation in the Plan has been terminated as provided in Section 10 . 1 (or his or her executors or administrators, as the case may be) may complete a notice in the form prescribed by the Corporation and file it with the Administrative Agent within 90 days after termination of the Participant’s participation in the Plan requesting that one or more of the following occur : (a) all or a portion of the Equity Shares in his or her Personal Account be transferred to his or her name or an external account in his or her name ; (b) all or a portion of the Equity Shares be sold and the net proceeds distributed to the Participant or an external account in his or her name ; (c) if the Participant’s Equity Shares are held in an RRSP Account, to the extent permitted by law, all or a portion of the Equity Shares be transferred to another RRSP in the Participant’s name, or that all or a portion of the Equity Shares be withdrawn from the RRSP and distributed to such Participant (with any such withdrawal being reported by the RRSP Trustee as a distribution from the RRSP for purposes of the Tax Act) ; and/or (d) if the Participant’s Equity Shares are held in a TFSA Account, to the extent permitted by law, all or a portion of the Equity Shares be transferred to another TFSA in the Participant’s name, or that all or a portion of the Equity Shares be withdrawn from the TFSA and distributed to such Participant (with any such withdrawal being reported by the TFSA Trustee as a distribution from the TFSA for purposes of the Tax Act) ; provided that the Participant (or his or her executors or administrators, as the case may be) confirms that he or she is not aware of any Undisclosed Material Information at the time of giving such notice . 3. In relation to some or all of the Equity Shares held by the Participant as at the date the Participant’s participation in the Plan is terminated, as provided in Section 10 . 1 , if no notice is filed within 90 days after such date, the Participant (or his or her executors or administrators, as the case may be) shall be deemed to have elected to : (a) request that the Equity Shares in his or her Personal Account be sold and the net proceeds distributed to the Participant or an external account in his or her name ; (b) request that the Equity Shares held in an RRSP Account be sold and the net proceeds (net of any applicable withholding taxes) be distributed to the Participant, or his or her estate, as applicable, as provided in Section 9 . 4 ; and

14 (c) request that the Equity Shares held in a TFSA Account be sold and the net proceeds be distributed to the Participant, or his or her estate, as applicable, as provided in Section 9 . 4 . 4. After receiving any such notice as contemplated within this Article 10 , the Administrative Agent shall make the necessary arrangements for the sale of the Equity Shares, or the issuance and delivery of the appropriate certificate representing the Equity Shares to such terminating Participant or other RRSP or TFSA, as applicable, as soon as practicable thereafter . The Administrative Agent will forward the net proceeds from the sale of the Equity Shares of a terminating Participant as soon as practicable following the receipt of any notice by the terminating Participant or the Corporation, as applicable . Any fractional Equity Shares credited to the Participant’s Personal Account, RRSP Account or TFSA Account, of applicable, shall be disregarded on any sale or transfer and the Participant shall be entitled to receive the cash equivalent thereof . 5. Any distribution from any RRSP Account or TFSA Account shall be reported by the RRSP Trustee or TFSA Trustee, as applicable, as a withdrawal for tax purposes . The former Participant will be responsible for paying any fees and expenses, as applicable, related to the establishment and ongoing maintenance (including, without limitation, any transaction expenses, brokerage fees, administration fees and applicable taxes) by the Corporation on behalf of the former Participant pursuant to Section 10 . 3 . Article 11 Termination by a Participant 1. Once a Participant has temporarily ceased participating in the Plan as provided in Section 5 . 3 , the Participant may terminate his or her participation in the Plan by requesting that one or more of the following occur : (a) all of the Equity Shares in his or her Personal Account be transferred to his or her name or an external account in his or her name ; (b) all of the Equity Shares in his or her Personal Account be sold and the net proceeds distributed to the Participant or an external account in his or her name, provided that the Participant confirms that he or she is not aware of any Undisclosed Material Information at the time of giving such notice and such notice may only be given outside of a Blackout Period ; (c) if the Participant’s Equity Shares are held in an RRSP Account, then to the extent permitted by law, all of the Equity Shares be transferred to another RRSP in the Participant’s name or that all or a portion of the Equity Shares be withdrawn from the RRSP and distributed to such Participant (with any such withdrawal being reported by the RRSP Trustee as a distribution from the RRSP for purposes of the Tax Act) ; and/or (d) if the Participant’s Equity Shares are held in a TFSA Account, then to the extent permitted by law, all of the Equity Shares be transferred to another TFSA in the Participant’s name, or that all or a portion of the Equity Shares be withdrawn from the TFSA and distributed to such Participant (with any such withdrawal being

15 reported by the TFSA Trustee as a distribution from the TFSA for purposes of the Tax Act). 2. If, at the end of any Calendar Year, a Participant has not contributed to his or her Personal Account, RRSP Account or TFSA Account, if applicable, during such Calendar Year, the Corporation (or an approved Affiliate, as the case may be) may elect to give written notice requiring that Participant to terminate his or her participation in the Plan and withdraw, subject to Error! Reference source not found . , all of his or her Personal Account, RRSP Account and TFSA Account, if applicable, in the manner set forth in Section 11 . 1 in cash or Equity Shares . If no election under Section 11 . 1 is made by the Participant within a period of 90 days after notice from the Corporation or an approved Affiliate, the Participant shall be deemed to have elected to : (a) request that the Equity Shares in his or her Personal Account be sold and the net proceeds distributed to the Participant or an external account in his or her name ; (b) if the Participant’s Equity Shares are held in an RRSP Account, have all of his or her Equity Shares be sold and the net proceeds (less applicable withholding taxes) be distributed to the Participant or his or her estate, as applicable ; and (c) if the Participant’s Equity Shares are held in a TFSA Account, have all of his or her Equity Shares be sold and the net proceeds be distributed to the Participant (less applicable withholding taxes) or his or her estate, as applicable . 3. After receiving any such notice as contemplated within this Article 11 , the Administrative Agent shall make the necessary arrangements for the sale of the Participant’s Equity Shares, or the issuance and delivery of the appropriate certificate representing the Equity Shares to such terminating Participant or other RRSP or TFSA, if applicable, as soon as practicable thereafter . The Administrative Agent will forward the net proceeds from the sale of the Equity Shares of a terminating Participant as soon as practicable following the receipt of any notice by the terminating Participant or the Corporation, as applicable . Any fractional Equity Shares credited to the Participant’s Personal Account or RRSP Account or TFSA Account, if applicable, shall be disregarded on any sale or transfer and the Participant shall be entitled to receive the cash equivalent thereof . 4. Any Participant who has terminated his or her participation in the Plan under Section 11 . 1 or is deemed to have terminated his or her participation in the Plan under Section 11 . 2 , shall not be permitted to enroll and become a Participant in the Plan or entitled to make Contributions again until a period of six calendar months has elapsed since his or her termination or deemed termination . Article 12 Prohibition of Assignment of Interest 1. All rights of participation in the Plan are personal and no assignment or transfer of any interest in the Equity Shares held by the Administrative Agent or Trustee under the Plan will be permitted or recognized, except as expressly set out elsewhere in this Plan .

16 Article 13 Taxes and Fees 1. The Participant shall be responsible for paying all income taxes and other taxes applicable to Contributions and to transactions involving the Equity Shares held by the Administrative Agent or Trustee on his or her behalf, including, without limitation, any taxes payable in respect of : (a) Contributions made by the Participant; (b) the transfer of Equity Shares to the Participant or a person designated by the Participant, including transfers to or from an RRSP Account or TFSA Account, if applicable ; (c) the sale or other disposition of Equity Shares of the Participant; and (d) dividends paid on the Equity Shares. For greater clarification, the Corporation or an approved Affiliate will be responsible for deducting the appropriate withholding taxes in respect of Contributions from Participants’ Earnings . 2. Each of the Corporation, approved Affiliate, the Administrative Agent and the Trustee is authorized to deduct from any amounts payable to, or in respect of, a Participant, any amounts which are required to be withheld on account of taxes, and all such amounts shall be remitted to the appropriate government authority in accordance with the Tax Act and other applicable federal, provincial, territorial and state legislation . None of the Corporation, approved Affiliate, the Trustee and the Administrative Agent : (a) assumes any responsibility for any income tax or other tax consequences for the Participants in the Plan ; or (b) shall provide any tax advice to any Participant . Each Participant is expected to consult his or her own professional advisors in this regard . 3. The Participant or the Participant’s designate, as applicable, will be responsible for paying any and all brokerage commissions and share sale processing fees on all Equity Share sales initiated by, or deemed to be initiated by, the Participant . Article 14 [Intentionally Deleted] Article 15 Vesting 1. All Contributions and Equity Shares acquired with the Contributions of a Participant and all other funds shall at all times be vested in such Participant or his or her RRSP or TFSA, as applicable . Article 16 Offer for Equity Shares of the Corporation 1. In the event that, at any time, an offer to purchase is made to all holders of Equity Shares, the Administrative Agent will provide a current shareholder register to the transfer agent

17 at the time of the transfer agent’s request. The transfer agent will provide notice of such offer to purchase to each applicable Participant. Article 17 Subdivision, Consolidation, Conversion or Reclassification 1. In the event that the Equity Shares are subdivided, consolidated, converted or reclassified by the Corporation, or any action of a similar nature affecting such Equity Shares is taken by the Corporation, then the Equity Shares held by the Administrative Agent or Trustee for the benefit of the Participants, and the number of Equity Shares that may be acquired pursuant to this Plan, shall be appropriately adjusted . Article 18 Amendment or Termination of the Plan 1. Subject to those instances described below where shareholder approval is required, the Board may, at any time, amend this Plan in whole or in part or terminate this Plan without shareholder approval . The Corporation may amend this Plan without approval of the Board when such amendments are of an administrative and/or housekeeping nature . However, neither the Corporation nor the Board may amend or terminate this Plan in a manner which would deprive a Participant of any benefits that have accrued to the date of amendment or termination or which would cause or permit any Equity Shares or cash held pursuant to the Plan or any Contributions to revert to or become the property of the Corporation . In the event that the Corporation or the Board desires to amend this Plan in a manner that would require shareholder approval pursuant to any provincial, territorial, federal or state law, or regulation or rules of any stock exchange or automated quotation system on which the Equity Shares may then be listed or quoted, including to increase or decrease the number of Equity Shares that may be acquired under the Non - Code Section 423 Component as set out in Section 3 . 4 , the amendment shall be subject to the approval of the Corporation’s shareholders no later than the next meeting of shareholders immediately following such Corporation or Board action . 2. If the Plan is terminated, all funds and Equity Shares in the Participant’s Personal Account, RRSP Account and TFSA Account, if applicable, shall be transferred to the Participant or on behalf of the Participant or handled as otherwise directed by the Participant, within 90 days of the termination of the Plan . Article 19 Administration 1. The Corporation shall have full power and authority to interpret and administer the Plan, including the power to appoint any person or persons to carry out its provisions in conformity with the objectives of the Plan and under such rules as the Corporation may from time to time establish . Decisions of the Corporation shall be final and binding upon any approved Affiliates, Participants, and their executors and administrators . 2. Notwithstanding any other provision of this Plan, the Corporation will administer the Plan in a manner that ensures that the Equity Share limitation set forth in Section 3 . 3 of this Plan is not breached . Subject to any applicable securities or legal requirements, the Corporation may take any action it determines would be necessary or appropriate to stay within the limitations of Section 3 . 3 , and will promptly notify all applicable Participants of any

18 actions taken pursuant to this Section 19.2 that will impact the Participant’s Personal Account, RRSP Account or TFSA Account. 3. The Corporation has entered into an Administration Agreement with the Administrative Agent . A copy of the Administration Agreement is available for inspection in the Corporation’s principal executive office . 4. The Corporation may from time to time enter into such further agreements with the Trustee, the Administrative Agent or other parties as it may deem necessary or desirable to carry out this Plan . 5. The Corporation and any approved Affiliates will make a copy of the Plan available to all new Participants . 6. Records of the Trustee, the Administrative Agent and the Corporation and any approved Affiliates will be conclusive as to all matters involved in the administration of the Plan . 7. Except as set out in Sections 7 . 9 , 13 . 1 , and 13 . 3 , all costs and expenses of administering the Plan, including the Administrative Agent’s compensation, will be paid by the Corporation and/or any approved Affiliates . Article 20 Reporting 1. As soon as practicable after the end of the relevant period, the RRSP Trustee, TFSA Trustee or Administrative Agent, as applicable, will issue to each Participant with respect to RRSP and TFSA contributions, as applicable, receipts reporting the total amount of contributions to the Participant’s RRSP Account or TFSA Account, if any . 2. The Administrative Agent shall furnish to each Participant a statement of his or her Personal Account, RRSP Account and TFSA Account, if applicable . Unless written notice to the contrary is received by the Administrative Agent within 60 days after the mailing or delivery of such statement to the Participant, such statement shall be conclusively deemed to be correct and the Administrative Agent and Trustee shall be relieved of all liability for any error contained therein or disclosed thereby . Article 21 Limitation of Rights of the Participant 1. This Plan is a voluntary program on the part of both the Corporation or approved Affiliate, as the case may be, and the Participant and shall not constitute an inducement to, or condition of, the employment of any Participant . 2. Participation by an employee in the Plan shall not: (a) give any employee, whether a Participant or not, the right to be or continue to be employed by the Corporation or approved Affiliate, as the case may be; (b) interfere with the right of the Corporation (or an approved Affiliate, as the case may be) to discharge any employee, whether a Participant or not, at any time; and

19 (c) give any Participant or beneficiary or spouse of a Participant any right or claim to any benefit, except to the extent provided for in the Plan. 21 . 3 None of the Corporation, any approved Affiliates, the Trustee, nor the Administrative Agent shall be liable to any Participant for any loss resulting from a decline in the market value of any Equity Shares purchased under the Plan . Neither the Corporation, any approved Affiliate, the Trustee nor the Administrative Agent shall be liable to any Participant for any change in the market price of the Equity Shares between the time an Participant authorizes the purchase or sale of the Equity Shares and the time such purchase or sale takes place . Article 22 Legal Restrictions 22 . 1 The Corporation shall not be obligated to purchase Equity Shares hereunder if counsel to the Corporation determines that such sale would violate any applicable law or regulation or the rules of any securities exchange upon which the Corporation’s Equity Shares are then listed . Further, all Equity Shares acquired pursuant to this Plan shall be subject to the Corporation’s policies concerning compliance with securities laws and regulations, including the Insider Trading Policy, as such policies may be amended from time to time . The terms and conditions of the ability to purchase Equity Shares that are granted hereunder to, and the purchase of shares by, persons subject to Section 16 of the Exchange Act, shall comply with any applicable provisions of Rule 16 b - 3 . As to such persons, the Plan shall be deemed to contain, and the Equity Shares issued to such person pursuant to this Plan, shall be subject to such additional conditions and restrictions as may be required from time to time by Rule 16 b - 3 to qualify for the maximum exemption from Section 16 of the Exchange Act with respect to Plan transactions . Article 23 Administrative Agent 23 . 1 In the event of the resignation of the Administrative Agent, its successor shall be appointed by the Corporation . Any successor Administrative Agent shall be vested with all the powers, rights, duties and immunities of the Administrative Agent hereunder to the same extent as if originally named as the Administrative Agent . Article 24 Applicable Laws 24 . 1 The Plan shall be construed, and the rights and obligations of the parties governed by the Plan shall be determined, in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein . The Plan was approved by shareholders of the Corporation on June 8, 2022.

20 Appendix A to TITAN MEDICAL INC. EMPLOYEE SHARE PURCHASE PLAN Article 1 Purpose 1. This Appendix A is a component part of the Titan Medical Inc . Employee Share Purchase Plan (the “Plan”) . The Plan is comprised of two components : a component that is intended to qualify as an “employee stock purchase plan” for the purposes of Section 423 of the Code (the “ Code Section 423 Component ”), and a component that is not intended to qualify as an “employee stock purchase plan” under Section 423 of the Code (the “ Non - Code Section 423 Component ”) . This Appendix A sets forth the terms of the Code Section 423 Component of the Plan . The terms of the Non - Code Section 423 Component are contained in the body of the Plan document . 2. The purpose of this Code Section 423 Component is to assist Eligible Employees of Titan Medical USA Inc . (“ Titan USA ”), a wholly owned subsidiary of the Corporation, and Eligible Employees of any other Participating Subsidiary, if any, in acquiring a stock ownership interest in the Corporation, at a favorable price and upon favorable terms, through voluntary payroll deductions pursuant to a plan which is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code . Article 2 Definitions 1. Capitalized terms used herein which are not otherwise defined shall have the following meanings . (a) “ Account ” means the bookkeeping account maintained by the Corporation, or by a recordkeeper on behalf of the Corporation, for a Participant pursuant to Section 7 . 1 . (b) “ Board ” means the Board of Directors of the Corporation. (c) “ Blackout Period ” means a blackout period contemplated in the Corporation’s Insider Trading Policy , which, for the sake of clarity, will include both quarterly blackout periods and other blackout periods as determined by the Corporation from time to time ; (d) “ Code ” means the U . S . Internal Revenue Code of 1986 , as amended from time to time . (e) “ Commission ” means the U.S. Securities and Exchange Commission. (f) “ Committee ” means the committee appointed by the Board to administer this Code Section 423 Component of the Plan pursuant to Article 12 .

21 (g) “ Common Shares ” means the common shares, no par value, of the Corporation, and such other securities or property as may become the subject of Options pursuant to an adjustment made under Article 17 . (h) “ Compensation ” means an Eligible Employee’s basic salary or compensation received by an Employee, including overtime pay, before payroll deductions for taxes or other applicable withholdings, but does not include any cash bonus, profit sharing, incentive pay, shift premiums, commissions, allowances or other special compensation payments . (i) “ Contributions ” means the bookkeeping amounts credited to the Account of a Participant pursuant to this Code Section 423 Component of the Plan, equal in amount to the amount of Compensation that the Participant has elected to contribute for the purchase of Common Shares under and in accordance with this Code Section 423 Component of the Plan . (j) “ Corporation ” means Titan Medical Inc., a corporation incorporated under the laws of the Province of Ontario, and its successors. (k) “ Date of Termination ” means the Eligible Employee’s last day of actual and active employment with the Corporation or any of its Subsidiaries . For greater certainty, no period of notice of termination, if any, or payment in lieu of notice that is given or ought to have been given pursuant to the Eligible Employee’s applicable employment agreement or at law that follows or is in respect of a period after the last date of actual and active employment will be considered as extending Eligible Employee’s period of employment for purposes of determining the Eligible Employee’s entitlement under this Plan . (l) “ Effective Date ” means the date on which this Plan is initially approved by the shareholders of the Corporation. (m) “ Eligible Employee ” means any employee of Titan USA, or of any other Participating Subsidiary which has been designated in writing by the Committee as a “Participating Subsidiary” Notwithstanding the foregoing, “Eligible Employee” shall not include any employee : (i) who has been employed for less than Ninety (90) days; or (ii) whose customary employment is for five (5) months or less in a calendar year; or (iii) whose customary employment is for twenty (20) hours or less per week. (n) “ Exchange Act ” means the U.S. Securities Exchange Act of 1934, as amended from time to time. (o) “ Fair Market Value ” on any date means:

22 (i) if the Common Shares are listed or admitted to trade on a national securities exchange, the volume weighted average trading price of the Common Shares on the principal national securities exchange on which the Common Shares are so listed or admitted to trade for the five (5) consecutive trading days ending on such date, or, if there is no trading of the Common Shares on such date, the Fair Market Value shall be the average of the bid and ask prices in respect of such Common Shares at the close of trading on all of such trading days ; (ii) in the absence of exchange data required to determine Fair Market Value pursuant to the foregoing, the value as established by the Committee as of the relevant time for purposes of this Code Section 423 Component of the Plan . (p) “ Grant Date ” means, with respect to an Offering Period, the first day of that Offering Period. (q) “ Individual Limit ” has the meaning given to such term in Section 4.2 . (r) “ New Purchase Date ” has the meaning given to such term in Article 18. (s) “ Offering Period ” means the six (6) consecutive month period commencing on each Grant Date ; provided, however, that the Committee may declare, as it deems appropriate and in advance of the applicable Offering Period, a shorter (not to be less than three months) Offering Period or a longer (not to exceed 27 months) Offering Period . (t) “ Option ” means the option to acquire Common Shares granted to a Participant pursuant to Article 8. (u) “ Option Price ” means the per share exercise price of an Option as determined in accordance with Section 8 . 2 . (v) “ Parent ” means any corporation (other than the Corporation) in an unbroken chain of corporations ending with the Corporation in which each corporation (other than the Corporation) owns stock possessing 50 % or more of the total combined voting power of all classes of stock in one or more of the other corporations in the chain . (w) “ Participant ” means an Eligible Employee who has elected to participate in this Code Section 423 Component of the Plan and who has filed a valid and effective Subscription Agreement to make Contributions pursuant to Article 6 . (x) “ Participating Subsidiary ” means Titan USA and any other Subsidiary designated as a Participating Subsidiary pursuant to Section 19 . 3 . (y) “ Plan ” means this Titan Medical Inc . Employee Share Purchase Plan, as it may be amended and restated .

23 (z) “ Purchase Date ” means, with respect to an Offering Period, the last day of that Offering Period. (aa) “ Subscription Agreement ” means the written agreement filed by an Eligible Employee with the Corporation pursuant to Article 6 to participate in this Code Section 423 Component of the Plan . (bb) “ Subsidiary ” means any corporation (other than the Corporation) in an unbroken chain of corporations (beginning with the Corporation) in which each corporation (other than the last corporation) owns stock possessing 50 % or more of the total combined voting power of all classes of stock in one or more of the other corporations in the chain, subject to any applicable laws that may require a different interpretation in respect of matters contemplated herein . Article 3 Eligibility 1. Any person employed as an Eligible Employee as of the beginning of any given Offering Period shall be eligible to participate in such Offering Period, subject to the Eligible Employee satisfying the requirements of Section 6 , and subject to the limitations on Share Purchases in Section 8 (c) of this Code Section 423 Component of the Plan . Notwithstanding the foregoing, the Committee may in its sole discretion prior to the beginning of an Offering Period determine that citizens or residents of a foreign jurisdiction who are employed by a Participating Subsidiary shall not be Eligible Employees if, as of the first day of the Offering Period, such citizens or residents of the foreign jurisdiction are prohibited under the laws of such jurisdiction or compliance with the laws of the foreign jurisdiction would cause the Code Section 423 Component of the Plan to violate the requirements of Section 423 of the Code . Article 4 Stock Subject to This Code Section 423 Component of the Plan; Share Limitations 1. Aggregate Share Limit . Subject to the provisions of Article 17 , the capital stock that may be delivered under this Code Section 423 Component of the Plan will be the authorized but unissued Common Shares or Common Shares acquired by the Committee or its delegate through the facilities of a national securities exchange . The maximum number of Common Shares that may be delivered pursuant to Options granted under this Code Section 423 Component of the Plan is 5 , 000 , 000 Common Shares, subject to adjustments pursuant to Article 17 . 2. Individual Share Limit . The maximum number of Common Shares that any one individual may acquire upon exercise of his or her Option with respect to any one Offering Period is 25 , 000 , subject to adjustments pursuant to Article 17 (the “ Individual Limit ”) . The Committee may amend the Individual Limit as it applies to any particular Offering Period, effective no earlier than the first day of such Offering Period without shareholder approval . 3. Shares Not Actually Delivered . Shares that are subject to or underlie Options, which for any reason are cancelled or terminated, are forfeited, fail to vest, or for any other reason are not paid or delivered under this Code Section 423 Component of the Plan shall again,

24 except to the extent prohibited by law, be available for subsequent Options under this Code Section 423 Component of the Plan. Article 5 Offering Periods 1. During the term of this Code Section 423 Component of the Plan, the Corporation will grant Options to purchase Common Shares in each Offering Period to all Participants in that Offering Period . The Grant Date and Purchase Date of the initial Offering Period after the Effective Date will be established by the Committee in advance of the Offering Period . Unless otherwise specified in advance by the Committee, each Offering Period thereafter will be of approximately six (6) months duration, with the first such Offering Period commencing immediately after the Purchase Date of the initial Offering Period . Each Option shall become effective on the Grant Date of the Offering Period with respect to which the Option is granted . The term of each Option shall be the duration of the related Offering Period and shall end on the Purchase Date of that Offering Period . Offering Periods shall continue until this Code Section 423 Component of the Plan is terminated in accordance with Article 18 , or, if earlier, until no Common Shares remain available Article 6 Participation 1. Enrollment . An Eligible Employee may become a Participant in this Code Section 423 Component of the Plan by completing a Subscription Agreement on a form approved by and in a manner prescribed by the Committee (or its delegate) . To become effective, a Subscription Agreement must be signed by the Eligible Employee and be filed with the Corporation at the time specified by the Committee, but in all cases prior to the start of the Offering Period with respect to which it is to become effective, and must set forth a whole percentage (or, if the Committee so provides, a stated amount) of the Eligible Employee’s Compensation to be credited to the Participant’s Account as Contributions each pay period . 2. Contribution Limits . Notwithstanding the foregoing, a Participant may not elect to contribute less than one percent ( 1% ) nor more than ten percent ( 10% ) (or such other limit as the Committee may establish prior to the start of the applicable Offering Period) of his or her Compensation during any one pay period as Plan Contributions . The Committee also may prescribe other limits, rules or procedures for Contributions . 3. Content and Duration of Subscription Agreements . Subscription Agreements shall contain the Eligible Employee’s authorization and consent to the Corporation’s or Titan USA’s or other Participating Subsidiary’s withholding from his or her Compensation the amount of his or her Contributions . An Eligible Employee’s Subscription Agreement, and his or her participation election and withholding consent thereon, shall remain valid for all Offering Periods until (1) the Eligible Employee’s participation terminates pursuant to the terms hereof, (2) the Eligible Employee files a new Subscription Agreement that becomes effective, or (3) the Committee requires that a new Subscription Agreement be executed and filed with the Corporation .

25 Article 7 Method of Payment of Contributions 1. Participation Accounts . The Corporation shall maintain on its books, or cause to be maintained by a recordkeeper, an Account in the name of each Participant . The percentage of Compensation elected to be applied as Contributions by a Participant shall be deducted from such Participant’s Compensation on each payday during the period for payroll deductions set forth below and such payroll deductions shall be credited to that Participant’s Account as soon as administratively practicable after such date . A Participant may not make any additional payments to his or her Account . A Participant’s Account shall be reduced by any amounts used to pay the Option Price of shares acquired, or by any other amounts distributed pursuant to the terms hereof . 2. Payroll Deductions . Subject to such other rules as the Committee may adopt, payroll deductions with respect to an Offering Period shall commence on the first pay day which coincides with or immediately follows the applicable Grant Date and shall end on the last pay day which coincides with or immediately precedes the applicable Purchase Date, unless sooner terminated by the Participant as provided in Section 7 . 4 or until his or her participation terminates pursuant to Article 11 . 3. Changes in Contribution Elections for Next Offering Period . A Participant may discontinue, increase, or decrease the level of his or her Contributions (within the Code Section 423 Component Plan limits) by completing and filing with the Corporation, on such terms as the Committee (or its delegate) may prescribe, a new Subscription Agreement which indicates such election . Subject to any other timing requirements that the Committee may impose, an election pursuant to this Section 7 . 3 shall be effective with the first Offering Period that commences after the Corporation’s receipt of such election . A Participant , on one occasion only during an Offering Period, elect to decrease (but not increase) the level of his or her Contributions (subject to Section 6 . 2 ), by filing a new Subscription Agreement with the Corporation indicating such election, which election shall be effective as soon as administratively practicable following its receipt by the Corporation . Except as contemplated by the foregoing proviso and Section 7 . 4 and 7 . 5 , changes in Contribution levels may not take effect during an Offering Period . Other modifications or suspensions of Subscription Agreements are not permitted . 4. Withdrawal During an Offering Period . A Participant may terminate his or her Contributions during an Offering Period (and receive a distribution of the balance of his or her Account in accordance with Article 11 by completing and filing with the Corporation, in such form and on such terms as the Committee (or its delegate) may prescribe, a written withdrawal form which shall be signed by the Participant . Such termination shall be effective as soon as administratively practicable after its receipt by the Corporation . A withdrawal election pursuant to this Section 7 . 4 shall only be effective for a particular Offering Period, however, if it is received by the Corporation prior to the Purchase Date of that Offering Period (or such earlier deadline that the Committee may reasonably require to process the withdrawal prior to the applicable Purchase Date) . Partial withdrawals of Accounts are not permitted .

26 7 . 5 Discontinuance of Contributions During an Offering Period . A Participant may discontinue his or her Contributions at any time during an Offering Period by completing and filing with the Corporation, on such terms as the Committee (or its delegate) may prescribe, a new Subscription Agreement which indicates such election . If a Participant elects to discontinue his or her Contributions pursuant to this Section 7 . 5 , the Contributions previously credited to the Participant’s Account for that Offering Period shall be used to exercise the Participant’s Option as of the applicable Purchase Date in accordance with Article 9 (unless the Participant makes a timely withdrawal election in accordance with Section 7 . 4 , in which case such Participant’s Account shall be paid to him or her in cash in accordance with Section 11 . 1 . Article 8 Grant of Option 1. Grant Date ; Number of Shares . On each Grant Date, each Eligible Employee who is a Participant during that Offering Period shall be granted an Option to purchase a number of Common Shares . The Option shall be exercised on the Purchase Date for that Offering Period . The number of Common Shares to be purchased upon exercise of the Option on the Purchase Date shall be determined by dividing the Participant’s Account balance as of that Purchase Date by the Option Price, subject to the limits of Section 8 . 4 . 2. Option Price . The Option Price per share of the shares subject to an Option for an Offering Period shall be the lesser of : (i) 85 % of the Fair Market Value of a Share on the Grant Date of the Offering Period ; or (ii) 85 % of the Fair Market Value of a Share on the Purchase Date of that Offering Period ; provided, however, that the Committee may provide prior to the start of any Offering Period that the Option Price for that Offering Period shall be determined by applying a discount amount (not to exceed 15% ) to either (1) the Fair Market Value of Common Shares on the Grant Date of the Offering Period, or (2) the Fair Market Value of Common Shares on the Purchase Date of that Offering Period, or (3) the lesser of the Fair Market Value of Common Shares on the Grant Date of the Offering Period or the Fair Market Value of Common Shares on the Purchase Date of that Offering Period . 3. Limits on Share Purchases . Notwithstanding anything else contained herein, the maximum number of shares subject to an Option for an Offering Period shall be subject to the Individual Limit in effect on the Grant Date of that Offering Period (subject to adjustment pursuant to Article 17 and any person who is otherwise an Eligible Employee shall not be granted any Option (or any Option granted shall be subject to compliance with the following limitations) or other right to purchase shares under this Code Section 423 Component of the Plan to the extent : (a) it would, if exercised, cause the person to own stock (within the meaning of Section 423 (b)(3) of the Code) possessing 5 % or more of the total combined voting power or value of all classes of stock of the Corporation, or of any Parent, or of any Subsidiary ; or (b) such Option causes such individual to have rights to purchase stock under this Code Section 423 Component of the Plan and any other plan of the Corporation, any Parent, or any Subsidiary which is qualified under Section 423 of the Code which accrue at a rate which exceeds US$25,000 of the fair market value of the stock of the Corporation, of any Parent, or of any Subsidiary (determined at the time the right to purchase such stock is granted, before giving effect to any discounted purchase price under any such plan) for each calendar year in which such right is outstanding at any time.

8.4 For purposes of the foregoing, a right to purchase stock accrues when it first become exercisable during the calendar year. In determining whether the stock ownership of an Eligible Employee equals or exceeds the 5% limit set forth above, the rules of Section 424(d) of the Code (relating to attribution of stock ownership) shall apply, and stock which the Eligible Employee may purchase under outstanding options shall be treated as stock owned by the Eligible Employee.

Article 9 Exercise of Option

9.1 *Purchase of Shares*. Unless a Participant withdraws pursuant to Section 7.4 or the Participant's participation is terminated as provided in Article 11, his or her Option for the purchase of shares shall be exercised automatically on the Purchase Date for that Offering Period, without any further action on the Participant's part, and the maximum number of whole Common Shares subject to such Option (subject to the limits of Section 8.3) shall be purchased at the Option Price with the balance of such Participant's Account.

9.2 *Account Balance Remaining After Purchase*. If any amount which is not sufficient to purchase a whole share remains in a Participant's Account after the exercise of his or her Option on the Purchase Date: (1) such amount shall be credited to such Participant's Account for the next Offering Period, if he or she is then a Participant; or (2) if such Participant is not a Participant in the next Offering Period, or if the Committee so elects, such amount shall be refunded to such Participant as soon as administratively practicable after such date. If the share limit of Section 4.1 is reached, any amount that remains in a Participant's Account after the exercise of his or her Option on the Purchase Date to purchase the number of shares that he or she is allocated shall be refunded to the Participant as soon as administratively practicable after such date. If any amount which exceeds the limits of Section 8.3 remains in a Participant's Account after the exercise of his or her Option on the Purchase Date, such amount shall be refunded to the Participant as soon as administratively practicable after such date. The Participant's Account shall be reduced on a dollar-for-dollar basis by any amount used to purchase shares hereunder or any amount refunded to the Participant.

Article 10 Delivery of Shares

10.1 As soon as administratively practicable after the Purchase Date, the Corporation shall, in its discretion, either deliver to each Participant a certificate representing the Common Shares purchased upon exercise of his or her Option, provide for the crediting of such shares in book entry form in the name of the Participant, or provide for an alternative arrangement for the delivery of such shares to a broker or recordkeeping service for the benefit of the Participant. In the event the Corporation is required to obtain from any commission or agency authority to issue any such certificate or otherwise deliver such

27

28 shares, the Corporation will seek to obtain such authority . If the Corporation is unable to obtain from any such commission or agency authority which counsel for the Corporation deems necessary for the lawful issuance of any such certificate or other delivery of such shares, or if for any other reason the Corporation cannot issue or deliver Common Shares and satisfy Article 21 , the Corporation shall be relieved from liability to any Participant except that the Corporation shall return to each Participant to whom such shares cannot be issued or delivered the amount of the balance credited to his or her Account that would have otherwise been used for the purchase of such shares . Article 11 Termination of Employment; Change in Eligible Status 1. General . Except as provided in Section 11 . 2 below and subject to applicable law, if a Participant ceases to be an Eligible Employee for any reason (including, without limitation, due to the Participant’s death, disability, resignation or retirement, or due to a layoff or other termination of employment with or without cause), or if the Participant elects to withdraw from the Code Section 423 Component of the Plan pursuant to Section 7 . 4 , at any time prior to the last day of an Offering Period in which he or she participates, such Participant’s Account shall be paid to him or her (or, in the event of the Participant’s death, to the person or persons entitled thereto under Article 13 ) in cash, and such Participant’s Option and participation in the Code Section 423 Component of the Plan shall automatically terminate as of the Date of Termination, or date of withdrawal, as applicable . 2. Change in Eligible Status ; Leave of Absence . Subject to applicable law, if a Participant (1) ceases to be an Eligible Employee during an Offering Period but remains an employee of the Corporation or a Subsidiary through the Purchase Date for that Offering Period (for example, and without limitation, due to a change in the Participant’s employer from a Participating Subsidiary to a non - Participating Subsidiary, if the Participant’s employer ceases to maintain the Code Section 423 Component of the Plan as a Participating Subsidiary but otherwise continues as a Subsidiary, or if the Participant’s customary level of employment no longer satisfies the requirements set forth in the definition of Eligible Employee), or (2) during an Offering Period commences a sick leave, military leave, or other leave of absence approved by the Corporation or a Participating Subsidiary, and the leave meets the requirements of Treasury Regulation Section 1 . 421 - 1 (h)(2) and the Participant is an employee of the Corporation or a Subsidiary or on such leave as of the applicable Purchase Date, such Participant’s Contributions shall cease (subject to Section 7 . 4 ), and the Contributions previously credited to the Participant’s Account for that Offering Period shall be used to exercise the Participant’s Option as of the applicable Purchase Date in accordance with Article 9 (unless the Participant makes a timely withdrawal election in accordance with Section 7 . 4 , in which case such Participant’s Account shall be paid to him or her in cash in accordance with Section 11 . 1 ) . 3. Re - Enrollment . A Participant’s termination of participation in this Code Section 423 Component of the Plan precludes the Participant from again participating in this Code Section 423 Component of the Plan during that Offering Period . However, such termination shall not have any effect upon his or her ability to participate in any succeeding Offering Period, provided that the applicable eligibility and participation requirements are again then met . A Participant’s termination from plan participation shall be deemed to be

29 a revocation of that Participant’s Subscription Agreement and such Participant must file a new Subscription Agreement to resume participation in this Code Section 423 Component of the Plan in any succeeding Offering Period . 11 . 4 Change in Subsidiary Status . For purposes of this Code Section 423 Component of the Plan, if a Subsidiary ceases to be a Subsidiary, each person employed by that Subsidiary will be deemed to have terminated employment for purposes of this Code Section 423 Component of the Plan (and the Date of Termination for such person shall be the date that Subsidiary ceases to be a Subsidiary), unless the person continues as an employee of another Participating Subsidiary . Article 12 Administration 1. The Committee . The Board shall appoint the Committee comprised of members of the Board . The Board may, at any time, increase or decrease the number of members of the Committee, may remove from membership on the Committee all or any portion of its members, and may appoint such person or persons as it desires to fill any vacancy existing on the Committee, whether caused by removal, resignation, or otherwise . The Board may also, at any time, assume the administration of all or a part of this Code Section 423 Component of the Plan (including when actions hereunder may only be taken by the Board under applicable laws), in which case references (or relevant references in the event the Board assumes the administration of only certain aspects of this Plan) to the “Committee” shall be deemed to be references to the Board . Action of the Committee with respect to this Code Section 423 Component of the Plan shall be taken pursuant to a majority vote or by the unanimous written consent of its members, and shall be in the manner and on the terms authorized by the Board . No member of the Committee shall be entitled to act on or decide any matter relating solely to himself or herself or solely to any of his or her rights or benefits under this Plan . 2. Powers and Duties of the Committee . Subject to the express provisions of this Plan, the Committee shall supervise and administer this Plan in the manner and on the terms authorized by the Board and all applicable laws . Subject to the instructions of the Board, the Committee shall have the full authority and discretion : (1) to construe and interpret this Plan and any agreements defining the rights and obligations of the Corporation, any Subsidiary, and Participants under this Plan ; (2) to further define the terms used in this Plan ; (3) to prescribe, amend and rescind rules and regulations relating to the administration of this Plan (including, without limitation, deadlines for making elections or for providing any notices contemplated by this Plan, which deadlines may be more restrictive than any deadlines otherwise contemplated by this Plan) ; and (4) to make all other determinations and take such other action as contemplated by this Plan or as may be necessary or advisable for the administration of this Plan or the effectuation of its purposes . 3. Decisions of the Committee are Binding . Any action taken by, or inaction of, the Corporation, any Subsidiary, the Board or the Committee relating or pursuant to this Plan and within its authority hereunder or under applicable law shall be within the absolute discretion of that entity or body and shall be conclusive and binding upon all persons .

30 4. Indemnification . Neither the Board nor any Committee, nor any member thereof or person acting at the direction thereof, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with this Plan, and all such persons shall be entitled to indemnification and reimbursement by the Corporation in respect of any claim, loss, damage or expense (including, without limitation, attorneys’ fees) arising or resulting therefrom to the fullest extent permitted by law and/or under any directors and officers liability insurance coverage that may be in effect from time to time . 5. Reliance on Experts . In making any determination or in taking or not taking any action under this Plan, the Committee or the Board, as the case may be, may obtain and may rely upon the advice of experts, including professional advisors to the Corporation . To the fullest extent permitted by law, no director, officer or agent of the Corporation or any Participating Subsidiary shall be liable for any such action or determination taken or made or omitted in good faith . 6. Delegation . The Committee may delegate ministerial, non - discretionary functions to individuals who are officers or employees of the Corporation or a Subsidiary . Article 13 Designation of Beneficiary 1. If the Committee permits beneficiary designations with respect to this Plan, then each Participant may file, on a form and in a manner prescribed by the Committee (or its delegate), a written designation of a beneficiary who is to receive any shares or cash from or with respect to such Participant’s Account under this Plan in the event of such Participant’s death . If a Participant is married and the designated beneficiary is not solely his or her spouse, spousal consent shall be required for such designation to be effective unless it is established (to the satisfaction of the Committee or its delegate) that there is no spouse or that the spouse cannot be located . The Committee may rely on the last designation of a beneficiary filed by a Participant in accordance with this Plan . Beneficiary designations may be changed by the Participant (and his or her spouse, if required) at any time on forms provided and in the manner prescribed by the Committee (or its delegate) . 2. If a Participant dies with no validly designated beneficiary under this Plan who is living at the time of such Participant’s death (or in the event the Committee does not permit beneficiary designations under this Plan), the Corporation shall deliver all shares and/or cash payable pursuant to the terms hereof to the executor or administrator of the estate of the Participant, or if no such executor or administrator has been appointed, the Corporation, in its discretion and to the extent permitted by applicable law, may deliver such shares and/or cash to the spouse or to any one or more dependents or relatives of the Participant, or if no spouse, dependent or relative is known to the Corporation, then to such other person as the Corporation may designate . 3. If a Participant’s death occurs before the end of an Offering Period or subsequent to the end of an Offering Period but prior to the delivery to him or her or for his or her benefit of any shares deliverable under the terms of this Plan, and the Corporation has notice of the Participant’s death, then any shares purchased for that Offering Period and any remaining balance of such Participant’s Account shall be paid to such beneficiary (or such other

31 person entitled to such payment pursuant to this Article 13 ) . If the Committee permits beneficiary designations with respect to this Plan, any such designation shall have no effect with respect to shares purchased and actually delivered (or credited, as the case may be) to or for the benefit of the Participant . Article 14 Transferability 14 . 1 Neither Contributions credited to a Participant’s Account nor any Options or rights with respect to the exercise of Options or right to receive shares under this Plan may be anticipated, alienated, encumbered, assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution, or as provided in Article 13 ) by the Participant . Any such attempt at anticipation, alienation, encumbrance, assignment, transfer, pledge or other disposition shall be without effect and all amounts shall be paid and all shares shall be delivered in accordance with the provisions of this Plan . Amounts payable or shares deliverable pursuant to this Plan shall be paid or delivered only to (or credited in the name of, as the case may be) the Participant or, in the event of the Participant’s death, the Participant’s beneficiary pursuant to Article 13 or to the administrator, executor or liquidator of the Participant’s estate . Article 15 Use of Funds; Interest 15 . 1 All Contributions received or held by the Corporation under this Plan will be included in the general assets of the Corporation and may be used for any corporate purpose . Notwithstanding anything else contained herein to the contrary, no interest will be paid to any Participant or credited to his or her Account under this Plan (in respect of Account balances, refunds of Account balances, or otherwise) . Amounts payable under this Plan shall be payable in Common Shares or from the general assets of the Corporation and, except for any shares that may be reserved on the books of the Corporation for issuance with respect to this Plan, no special or separate reserve, fund or deposit shall be made to assure payment of amounts that may be due with respect to this Plan . Article 16 Reports 16 . 1 Statements shall be provided (either electronically or in written form, as the Committee may provide from time to time) to Participants as soon as administratively practicable following each Purchase Date . Each Participant’s statement shall set forth, as of such Purchase Date, that Participant’s Account balance immediately prior to the exercise of his or her Option, the Option Price, the number of whole shares purchased and his or her remaining Account balance, if any . Article 17 Adjustments of and Changes in the Stock 17 . 1 Upon or in contemplation of any reclassification, recapitalization, stock split (including a stock split in the form of a stock dividend) or reverse stock split ; any recapitalization, merger, amalgamation, combination, consolidation, conversion or other reorganization ; any spin - off, split - up, or any similar extraordinary dividend distribution in respect of the Common Shares (whether in the form of securities or property) ; any exchange of Common Shares or other securities of the Corporation, or any similar, unusual or extraordinary

32 corporate transaction in respect of the Common Shares ; or a sale of substantially all the assets of the Corporation as an entirety occurs ; then the Committee shall equitably and proportionately adjust (1) the number and type of shares or the number and type of other securities that thereafter may be made the subject of Options (including the specific maxima and numbers of shares set forth elsewhere in this Plan), (2) the number, amount and type of shares (or other securities or property) subject to any or all outstanding Options, (3) the Option Price of any or all outstanding Options, and/or (4) the securities, cash or other property deliverable upon exercise of any outstanding Options, in each case to the extent necessary to preserve (but not increase) the level of incentives intended by this Plan and the then - outstanding Options . 2. Upon the occurrence of any event described in the preceding paragraph, or any other event in which the Corporation does not survive (or does not survive as a public company in respect of its Common Shares) ; then the Committee may make provision for a cash payment or for the substitution or exchange of any or all outstanding Options for cash, securities or property to be delivered to the holders of any or all outstanding Options based upon the distribution or consideration payable to holders of the Common Shares upon or in respect of such event . 3. The Committee may adopt such valuation methodologies for outstanding Options as it deems reasonable in the event of a cash or property settlement and, without limitation on other methodologies, may base such settlement solely upon the excess (if any) of the amount payable upon or in respect of such event over the Option Price of the Option . 4. In any of such events, the Committee may take such action sufficiently prior to such event to the extent that the Committee deems the action necessary to permit the Participant to realize the benefits intended to be conveyed with respect to the underlying shares in the same manner as is or will be available to shareholders generally . Article 18 Possible Early Termination of Plan and Options 1. Upon a dissolution or liquidation of the Corporation, or any other event described in Article 17 that the Corporation does not survive or does not survive as a publicly - traded company in respect of its Common Shares, as the case may be, and the Committee does not make provision for a cash payment or for the substitution or exchange of outstanding Options in accordance with Article 17 , then any Offering Period then in progress shall be shortened and a new Purchase Date shall be established by the Committee (the “ New Purchase Date ”), as of which date the Plan and any Offering Period then in progress will terminate . The New Purchase Date shall be on or before the date of the consummation of the transaction and the Committee shall notify each Participant in writing at least ten (10) days prior to the New Purchase Date that the Purchase Date for his or her outstanding Option has been changed to the New Purchase Date and that his or her Option will be exercised automatically on the New Purchase Date, unless prior to such date he or she has withdrawn from the Offering Period in accordance with Section 7 . 4 . The Option Price on the New Purchase Date shall be determined as provided in Section 8 . 2 , and, if applicable, the New Purchase Date shall be treated as the “Purchase Date” for purposes of determining such Option Price .

33 Article 19 Term of Plan; Amendment or Termination 1. Effective Date ; Termination . Subject to Section 19 . 2 , this Plan shall become effective as of the Effective Date . No new Offering Periods shall commence on or after the tenth ( 10 th) anniversary of the Effective Date, and this Plan shall terminate as of the Purchase Date on or immediately following such date unless sooner terminated pursuant to Article 18 or this Article 19 . In the event that during a particular Offering Period all of the Common Shares made available under this Plan are subscribed prior to the expiration of this Plan, this Plan and all outstanding Options hereunder shall terminate at the end of that Offering Period and the shares available shall be allocated for purchase by Participants in that Offering Period on a pro - rata basis determined with respect to Participants’ Account balances . 2. Board Amendment Authority . The Board may, at any time, terminate or, from time to time, amend, modify or suspend this Plan, in whole or in part and without notice . Shareholder approval for any amendment or modification shall not be required, except to the extent required by law or applicable stock exchange rules, or required under Section 423 of the Code in order to preserve the intended tax consequences of this Plan . No Options may be granted during any suspension of this Plan or after the termination of this Plan, but the Committee will retain jurisdiction as to Options then outstanding in accordance with the terms of this Plan . No amendment, modification, or termination pursuant to this Section 19 . 2 shall, without written consent of the Participant, affect in any manner materially adverse to the Participant any rights or benefits of such Participant or obligations of the Corporation under any Option granted under this Plan prior to the effective date of such change . Changes contemplated by Article 17 or Article 18 shall not be deemed to constitute changes or amendments requiring Participant consent . 3. Certain Additional Committee Authority . Notwithstanding the amendment provisions of Section 19 . 2 and without limiting the Board’s authority thereunder and without limiting the Committee’s authority pursuant to any other provision of this Plan, the Committee shall have the right (1) to designate from time to time the Participating Subsidiaries whose employees may be eligible to participate in this Plan (including, without limitation, any Participating Subsidiary that may first become such after the date shareholders first approve this Plan), and (2) to change the service and other qualification requirements set forth under the definition of Eligible Employee in Article 2 (subject to the requirements of Section 423 (b) of the Code and applicable rules and regulations thereunder) . Any such change shall not take effect earlier than the first Offering Period that starts on or after the effective date of such change . Any such change shall not require shareholder approval . Article 20 Notices 1. All notices or other communications by a Participant to the Corporation contemplated by this Plan shall be deemed to have been duly given when received in the form and manner specified by the Committee (or its delegate) at the location, or by the person, designated by the Committee (or its delegate) for that purpose .

34 Article 21 Conditions Upon Issuance of Shares 1. This Plan, the granting of Options under this Plan and the offer, issuance and delivery of Common Shares are subject to compliance with all applicable federal, provincial and state laws, rules and regulations (including but not limited to provincial, state and federal securities laws) and to such approvals by any listing, regulatory or governmental authority as may, in the opinion of counsel for the Corporation, be necessary or advisable in connection therewith . The issuance of Common Shares shall only be permitted if registered under the United States Securities Act of 1933 , as amended, and applicable state securities laws or if exempt from such registration requirements . The person acquiring any securities under this Plan will, if requested by the Corporation and as a condition precedent to the exercise of his or her Option, provide such assurances and representations to the Corporation as the Committee may deem necessary or desirable to assure compliance with all applicable legal requirements (including, if applicable, insider reporting requirements) . Article 22 Plan Construction 1. Section 16 . It is the intent of the Corporation that transactions involving Options under this Plan (other than “Discretionary Transactions” as that term is defined in Rule 16 b - 3 (b)(1) promulgated by the Commission under Section 16 of the Exchange Act, to the extent there are any Discretionary Transactions under this Plan), in the case of Participants who are or may be subject to the prohibitions of Section 16 of the Exchange Act, satisfy the requirements for exemption under Rule 16 b - 3 (c) promulgated by the Commission under Section 16 of the Exchange Act to the maximum extent possible . Notwithstanding the foregoing, the Corporation shall have no liability to any Participant for Section 16 consequences of Options or other events with respect to this Plan . 2. Section 423 . This Code Section 423 Component of the Plan and Options are intended to qualify under Section 423 of the Code . Accordingly, all Participants are to have the same rights and privileges (within the meaning of Section 423 (b) (5) of the Code and except as not required thereunder to qualify this Plan under Section 423 ) under this Plan, subject to differences in Compensation among Participants and subject to the Contribution and share limits of this Plan . 3. Interpretation . If any provision of this Plan or of any Option would otherwise frustrate or conflict with the intents expressed above, that provision to the extent possible shall be interpreted so as to avoid such conflict . If the conflict remains irreconcilable, the Committee may disregard the provision if it concludes that to do so furthers the interest of the Corporation and is consistent with the purposes of this Article 23 Employees’ Rights 1. No Employment Rights . Nothing in this Plan (or in any Subscription Agreement or other document related to this Plan) will confer upon any Eligible Employee or Participant any right to continue in the employ or other service of the Corporation or any Subsidiary, constitute any contract or agreement of employment or other service or effect an employee’s status as an employee at will, nor shall interfere in any way with the right of the Corporation or any Subsidiary to change such person's compensation or other benefits or to terminate his or her employment or other service, with or without cause. Nothing contained in this Section 23.1, however, is intended to adversely affect any express independent right of any such person under a separate employment or service contract other than a Subscription Agreement.

23.2 *No Rights to Assets of the Company.* No Participant or other person will have any right, title or interest in any fund or in any specific asset (including Common Shares) of the Corporation or any Subsidiary by reason of any Option hereunder. Neither the provisions of this Plan (or of any Subscription Agreement or other document related to this Plan), nor the creation or adoption of this Plan, nor any action taken pursuant to the provisions of this Plan will create, or be construed to create, a trust of any kind or a fiduciary relationship between the Corporation or any Subsidiary and any Participant, Beneficiary or other person. To the extent that a Participant, Beneficiary or other person acquires a right to receive payment pursuant to this Plan, such right will be no greater than the right of any unsecured general creditor of the Corporation.

23.3 *No Shareholders Rights.* A Participant will not be entitled to any privilege of stock ownership as to any Common Shares not actually delivered to and held of record by the Participant. No adjustment will be made for dividends or other rights as a shareholder for which a record date is prior to such date of delivery.

Article 24 Miscellaneous

24.1 *Blackout Periods.* Notwithstanding any other provisions of this Plan, if a Blackout Period is in effect, an Eligible Employee subject to the Blackout Period (a) may not enroll in an Offering until after the end of the Blackout Period, and (b) may not voluntarily discontinue his or her participation in the Plan until after the end of the Blackout Period.

24.2 *Governing Law.* This Plan, the Options, Subscription Agreements and other documents related to this Plan shall be governed by, and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable thereto without recourse to their conflict of laws rules.

24.3 *Severability.* If any provision shall be held by a court of competent jurisdiction to be invalid and unenforceable, the remaining provisions of this Plan shall continue in effect.

24.4 *Captions and Headings.* Captions and headings are given to the sections of this Plan solely as a convenience to facilitate reference. Such captions and headings shall not be deemed in any way material or relevant to the construction of interpretation of this Plan or any provision hereof.

24.5 *No Effect on Other Plans or Corporate Authority.* The adoption of this Plan shall not affect any other Corporation or Subsidiary compensation or incentive plans in effect. Nothing in this Plan will limit or be deemed to limit the authority of the Board or Committee (1) to establish any other forms of incentives or compensation for employees of the Corporation or any Subsidiary (with or without reference to the Common Shares), or (2) to grant or assume options (outside the scope of and in addition to those contemplated by this Plan) in

35

36 connection with any proper corporate purpose ; to the extent consistent with any other plan or authority . Benefits received by a Participant under an Option granted pursuant to this Plan shall not be deemed a part of the Participant’s compensation for purposes of the determination of benefits under any other employee welfare or benefit plans or arrangements, if any, provided by the Corporation or any Subsidiary, except where the Committee or the Board (or the Board of Directors of the Subsidiary that sponsors such plan or arrangement, as applicable) expressly otherwise provides or Article 25 Tax Withholding 1. Notwithstanding anything else contained in this Plan herein to the contrary, Titan USA or any Participating Subsidiary may deduct from a Participant’s Account balance as of a Purchase Date, before the exercise of the Participant’s Option is given effect on such date, the amount of taxes (if any) which the Titan USA or any Participating Subsidiary reasonably determines it may be required to withhold with respect to such exercise . In such event, the maximum number of whole shares subject to such Option (subject to the other limits set forth in this Plan) shall be purchased at the Option Price with the balance of the Participant’s Account (after reduction for the tax withholding amount) . 2. Should Titan USA or any Participating subsidiary for any reason be unable, or elect not to, satisfy its or any Subsidiary’s tax withholding obligations in the manner described in the preceding paragraph with respect to a Participant’s exercise of an Option, or should Titan USA or any Participating Subsidiary reasonably determine that it or an affiliated entity has a tax withholding obligation with respect to a disposition of shares acquired pursuant to the exercise of an Option prior to satisfaction of the holding period requirements of Section 423 of the Code, Titan USA or other Participating Subsidiary, as the case may be, shall have the right at its option to (1) require the Participant to pay or provide for payment of the amount of any taxes which Titan USA or the Participating Subsidiary reasonably determines that it or any affiliate is required to withhold with respect to such event or (2) deduct from any amount otherwise payable to or for the account of the Participant the amount of any taxes which the Titan USA or the Participating Subsidiary reasonably determines that it or any affiliate is required to withhold with respect to such event . Article 26 Notice of Sale 1. Any person who has acquired shares under this Plan shall give prompt written notice to the Corporation of any sale or other transfer of the shares if such sale or transfer occurs (1) within the two - year period after the Grant Date of the Offering Period with respect to which such shares were acquired, or (2) within the twelve - month period after the Purchase Date of the Offering Period with respect to which such shares were acquired.